Computershare
510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

Date: July 22, 2011

To: All Canadian Securities Regulatory Authorities

Subject: TITAN TRADING ANALYTICS INC

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	19/08/2011
Record Date for Voting (if applicable) :	19/08/2011
Beneficial Ownership Determination Date :	19/08/2011
Meeting Date :	23/09/2011
Meeting Location (if available) :	TBA

Voting Security Details:

Description	**CUSIP Number**	**ISIN**
COMMON	887902104	CA8879021043

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for TITAN TRADING ANALYTICS INC